UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                              CORECOMM LIMITED
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 G2422R109
        ------------------------------------------------------------
                               (CUSIP Number)

                             Richard J. Lubasch
            Senior Vice President, General Counsel and Secretary
            110 East 59th Street, 26th Floor, New York, NY 10022
                               (212) 906-8440
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                May 4, 1999
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



                                SCHEDULE 13D

     CUSIP No.  G2422R109
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               J. Barclay Knapp
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO, PF
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
          Not applicable
    -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
    -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    2,432,164
            SHARES                 ------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     None
             EACH                  ------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      2,432,164
             WITH                  ------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     ------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,432,164
     ------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          6.1%*
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------

* Calculated by dividing the Aggregate Amount in Row 11 by the sum of the
(i) total number of outstanding shares of Common Stock of the Issuer and
(ii) total number of shares of Common Stock of the Issuer represented by options and convertible notes beneficially owned by the Reporting Person which are presently exercisable or convertible or will become so within 60 days.


Item 1.  Security and Issuer

               This Schedule 13D relates to the Common Stock, par value $0.01 per share, of CoreComm Limited, a Bermuda company (the "Issuer"). The address of the principal executive office of the Issuer is Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12.


Item 2.  Identity and Background

               (a) J. Barclay Knapp

               (b) Business: 110 East 59th Street, 26th Floor, New York, NY
10022

               (c) Mr. J. Barclay Knapp is the President, Chief Executive Officer, Chief Financial Officer and a Director of CoreComm Limited. Mr. Knapp is also the President, Chief Executive Officer and a Director of NTL Incorporated, a Delaware corporation. The principal business address of NTL Incorporated is 110 East 59th Street, New York, NY 10022.

               (d) & (e)  Not applicable

               (f)  United States of America

Item 3.  Source and Amount of Funds or Other Considerations

               On September 2, 1998, CoreComm Incorporated (which since has been acquired by SBC Telecommunications, Inc.) distributed to its shareholders all of the common stock of its wholly owned subsidiary, CoreComm Limited (the "Spin-off"). Mr. Knapp received 20,921 shares of Common Stock of the Issuer (as adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000) as a result of this Spin-off. Subsequently, Mr. Knapp purchased shares of Common Stock of the Issuer and exercised options for Common Stock of the Issuer in the following transactions:


-------------------------------------------------------------------------------------------------------------------
    Date            Description             Shares of        Price per      Total Price       Beneficial Ownership
                                          Common Stock*        Share*          Paid            (Aggregate Total)*
-------------------------------------------------------------------------------------------------------------------

9/2/98                Spin-off                20,921              -               -                   20,921
2/24/99                 Gift                    (225)             -               -                   20,696
5/4/99            Option exercise          1,421,245           $1.73         $2,465,793            1,441,941
9/2/99              Stock split                 -                 -               -                1,441,941
12/20/99          Option exercise              5,056          $19.78           $100,018            1,446,997
2/4/00              Stock split                 -                 -               -                1,446,997


* All amounts are adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000.

As of February 14, 2000, Mr. Knapp is the beneficial owner of 1,446,997 shares of Common Stock of the Issuer. The source of funds used in making the purchases of the shares of Common Stock of the Issuer and exercising the options of the Issuer listed above was the personal funds of Mr. Knapp.

               Mr. Knapp is also the beneficial owner of Non-qualified and Incentive stock options and convertible notes. As of February 14, 2000, Mr. Knapp's options and convertible notes which are either presently exercisable or convertible or will become so within 60 days ("presently exercisable options and convertible notes") can be exercised and converted into 985,167 shares of Common Stock of the Issuer. Options and convertible notes beneficially owned by Mr. Knapp became vested, exercisable and/or convertible on the following dates:

----------------------------------------------------------------------------------------------------------------------
    Date            Grant Type             Exercise or           Number           Number         Beneficially Owned
                                         Purchase Price*      Outstanding*        Vested*        (Aggregate Total)*
----------------------------------------------------------------------------------------------------------------------
9/2/98             Non-Qualified              $0.02              14,651           14,651               14,651
9/2/98             Non-Qualified              $0.03              14,651           14,651               29,302
9/2/98             Non-Qualified              $0.03              14,651           14,651               43,953
9/2/98             Non-Qualified              $0.08              76,172           76,172              120,125
9/2/98             Non-Qualified              $0.17              34,376           34,376              154,501
9/2/98             Non-Qualified              $0.23              70,313           70,313              224,814
9/2/98             Non-Qualified              $0.29              17,580           17,580              242,394
5/4/99               Incentive               $19.78              20,223            5,056**            247,450
5/4/99             Non-Qualified             $19.78           1,816,910          726,765**            974,215
10/1/99          Convertible notes         $300,000              10,952           10,952              985,167


* All amounts are adjusted for the 3-for-2 stock split on September 2, 1999 and the 3-for-2 stock split on February 4, 2000.

** Of the total number of options granted, 20% are exercisable immediately on the grant date and an additional 20% become exercisable on each January 1st thereafter.


Item 4.  Purpose of Transaction

               (a) - (j)  Not applicable

               Mr. Knapp's purchase of the shares of Common Stock and convertible notes of the Issuer was for personal investment purposes only. The granting of options to Mr. Knapp was for the compensation of Mr. Knapp's services as the Issuer's President, Chief Executive Officer, Chief Financial Officer and Director.

Item 5.  Interest in Securities of the Issuer

               (a) Mr. Knapp is the beneficial owner of 1,446,997 shares of Common Stock of the Issuer and of presently exercisable options and convert ible notes which can be exercised and converted into 985,167 shares of Common Stock of the Issuer. In total, Mr. Knapp is the beneficial owner of 2,432,164 shares of Common Stock of the Issuer. Since the number of outstanding shares of Common Stock of the Issuer is 38,950,068 as of February 14, 2000, Mr. Knapp beneficially owns approximately 6.1% of the outstanding shares of Common Stock of the Issuer. This percentage figure is calculated by dividing the total number of shares of Common Stock of the Issuer benefi cially owned by Mr. Knapp by the sum of (i) the total number of outstanding shares of Common Stock of the Issuer on February 14, 2000 and (ii) the total number of shares of Common Stock of the Issuer represented by presently exercisable options and convertible notes of Mr. Knapp.

               (b) Mr. Knapp has the sole power to vote and the sole power to dispose all of the 2,432,164 shares of Common Stock of the Issuer that he beneficially owns.

               (c) The information set forth in Item 3 is incorporated herein by reference.

               (d)  Not applicable

               (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Not applicable

Item 7.   Materials to be filed as Exhibits

               None


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 2000


                                            By: /s/ J. Barclay Knapp
                                               --------------------------
                                               J. Barclay Knapp